Exhibit 99.2

GERDAU S.A. and subsidiaries 02/15/12 Quarterly Results - 4Q11

Mission

To add value for our customers, shareholders, employees and communities by operating as a sustainable steel business.

Vision

To be a global organization and a benchmark in all of our business activities.

Values

To be the CUSTOMER’S choice

SAFETY above all

Respected, engaged and fulfilled EMPLOYEES

Pursuing EXCELLENCE with SIMPLICITY

Focus on RESULTS

INTEGRITY with all stakeholders

Economic, social, and environmental SUSTAINABILITY

Gerdau is the leading producer of long steel in the Americas and one of the main suppliers of specialty long steel in the world. With over 45,000 employees, Gerdau has industrial activities in 14 countries - operating in the Americas, Europe, and Asia - presenting a combined annual installed production capacity of over 25 million tons of steel. Gerdau is the largest recycler in Latin America and the world, transforming millions of tons of scrap into steel every year. With over 140,000 shareholders, Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

Highlights of the 4th Quarter of 2011

	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
Key Information	2011	2010	4Q11/4Q10	2011	4Q11/3Q11	2011	2010	2011/2010
Production (1,000 t)
Crude Steel (slabs/blooms/billets)	4,732	4,378	8%	5,018	-6%	19,623	17,852	10%
Rolled steel	3,982	3,663	9%	4,210	-5%	16,419	14,782	11%
Shipments (1,000 t)	4,709	4,513	4%	4,849	-3%	19,164	17,363	10%
Net Sales (R$ million)	9,066	7,800	16%	8,967	1%	35,407	31,393	13%
EBITDA (R$ million)	1,025	815	26%	1,215	-16%	4,651	5,201	-11%
Net Income (R$ million)	472	420	12%	713	-34%	2,098	2,457	-15%
Gross margin	13%	12%		15%		14%	18%
EBITDA Margin	11%	10%		14%		13%	17%
Shareholders’ equity (R$ million)	26,832	20,148		26,630		26,832	20,148
Total Assets (R$ million)	49,874	42,891		49,427		49,874	42,891
Gross debt / Total capitalization (1)	34%	42%		34%		34%	42%
Net debt / Total capitalization (2)	25%	38%		26%		25%	38%
Gross debt / EBITDA (3)	2.9x	2.8x		3.0x		2.9x	2.8x
Net debt / EBITDA (3)	2.0x	2.4x		2.1x		2.0x	2.4x

(1) Total capitalization = shareholders’ equity + gross debt

(2) Total capitalization = shareholders’ equity + net debt

(3) EBITDA in the last 12 months

Global Steel Market

Steel Industry Production	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(Million tons)	2011	2010	4Q11/4Q10	2011	4Q11/3Q11	2011	2010	2011/2010
Crude Steel
Brazil	8.3	8.0	4%	8.9	-7%	35.2	32.9	7%
North America (except Mexico)	24.8	22.7	9%	25.2	-2%	99.3	93.5	6%
Latin America (except Brazil)	8.9	7.5	19%	8.5	5%	33.4	28.7	16%
China	169.8	163.8	4%	174.8	-3%	695.5	638.7	9%
India	18.3	17.1	7%	18.3	0%	72.2	68.3	6%
Others	163.0	162.8	0%	139.3	17%	591.3	567.8	4%
Total	393.1	381.9	3%	375.0	5%	1,526.9	1,429.9	7%

Source: worldsteel and Gerdau

•      Global steel production increased in 4Q11 compared to 4Q10 (see table above). All regions in which Gerdau operates recorded recoveries in the production output to a greater or lesser extent. China remained an important player in the international market, with its production growing in 4Q11 compared to 4Q10, accounting for 43% of the global steel production. The capacity use of global production reached 79% in 2011. Compared to 3Q11, Brazil and North America experienced a decrease in production due to the seasonality of the period. China recorded a deceleration from its previous strong production rate due to the recent smaller economic growth experienced by the country. Production in Latin America increased, even during this period of less activity, due to the current boom in the region’s construction segment.

•      In October 2011, the World Steel Association released its Short Range Outlook, presenting forecasts for global apparent steel consumption in 2012. Worldsteel expects a 5.4% increase in the global rolled steel demand. According to Worldsteel, this year’s results will be spearheaded particularly by emerging countries (BRIC and MENA). It is important to emphasize that, despite forecasting weak growth in developed countries, Worldsteel does not believe that a second wave of recession will take place. The association emphasized that the greatest challenges to be overcome over the next few months will be the Eurozone debt crisis, the risk of recession in the US, and the downtrend of Chinese economy. In light of such uncertainties, the forecast should be considered as “cautiously optimistic”. Worldsteel estimates that by 2012, apparent steel consumption in developed countries will still be approximately 15% below 2007 levels. On the other hand, for emerging economies, consumption should be 44% greater than what was recorded in 2007. According to the projections for 2012, emerging economies are expected to account for approximately 73% of the global steel demand. In 2007, this rate was 61%.

Gerdau’s performance in the 4th quarter of 2011

The Consolidated Financial Statements of Gerdau S.A. are presented in compliance with the international financial reporting standards - IFRS, issued by the International Accounting Standards Board - IASB and also in compliance with the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issues by the Accounting Pronouncement Committee - CPC, pursuant to the CVM instruction No. 457, dated July 13, 2007, amended by the CVM instruction No. 485, dated September 1, 2010.

The information presented herein does not include data for jointly controlled entities and associated companies, except where stated otherwise.

Business operations

Information contained in this report is presented in compliance with Gerdau’s corporate governance policy, namely:

•      Brazil (Brazil BO) — includes Brazilian operations, with the exception of specialty steel.

•      North America (North America BO) — includes all North America operations, with the exception of Mexico and specialty steel.

•      Latin America (Latin America BO) — includes all Latin American operations, with the exception of Brazil

•      Specialty Steel (Specialty Steel BO) — includes specialty steel operations in Brazil, Spain, US and India.

Crude steel and rolled steel production

Production	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(1,000 tons)	2011	2010	4Q11/4Q10	2011	4Q11/3Q11	2011	2010	2011/2010
Crude Steel (slabs/blooms/billets)
Brazil	1,874	1,718	9%	2,007	-7%	7,573	6,953	9%
North America	1,670	1,508	11%	1,726	-3%	6,968	6,209	12%
Latin America	414	431	-4%	428	-3%	1,718	1,488	15%
Specialty Steel	774	721	7%	857	-10%	3,364	3,202	5%
Total	4,732	4,378	8%	5,018	-6%	19,623	17,852	10%

Rolled steel
Brazil	1,164	996	17%	1,248	-7%	4,699	4,166	13%
North America	1,574	1,421	11%	1,630	-3%	6,426	5,760	12%
Latin America	523	525	0%	537	-3%	2,138	1,879	14%
Specialty Steel	721	721	0%	795	-9%	3,156	2,977	6%
Total	3,982	3,663	9%	4,210	-5%	16,419	14,782	11%

Crude Steel

•      On a consolidated basis, the production increase in 4Q11 compared to 4Q10 reflected greater demand during the comparison period for virtually all business operations, with different intensities, particularly in the North America e Brazil BOs (see table above), which presented the greatest increase in absolute values.

•      Compared to 3Q11, the consolidated production decreased, influenced by the seasonality of each market. As such, the Company took the opportunity to perform scheduled maintenance activities during the last quarter of the year.

Rolled steel

•      On a consolidated basis, the increase in rolled steel production in 4Q11 compared to 4Q10, and the decrease compared to 3Q11, followed the trend recorded in crude steel production.

Crude Steel Production (1,000 tons)	Rolled Steel Production (1,000 tons)

Shipments

Consolidated Shipments (1)	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(1,000 tons)	2011	2010	4Q11/4Q10	2011	4Q11/3Q11	2011	2010	2011/2010
Brazil	1,790	1,811	-1%	1,788	0%	7,065	6,646	6%
Domestic Market	1,239	1,077	15%	1,371	-10%	5,063	4,717	7%
Exports	551	734	-25%	417	32%	2,002	1,929	4%
North America	1,584	1,442	10%	1,625	-3%	6,528	5,742	14%
Latin America (2)	649	565	15%	711	-9%	2,641	2,211	19%
Specialty Steel	686	695	-1%	725	-5%	2,930	2,764	6%
Total	4,709	4,513	4%	4,849	-3%	19,164	17,363	10%

(1) - Excludes shipments to subsidiaries

(2) - Does not consider coke shipments.

•      The increase in consolidated shipments in 4Q11 compared to 4Q10 reflected a greater demand in virtually all operations run by Gerdau, particularly in the domestic markets of the Brazil BO and North America BO. Regarding the Brazil BO, the increase in domestic market shipments derives from the boom in civil construction. The Brazilian Housing Finance System, for the construction and acquisition of units, for example, has been constantly growing throughout 2011, with a 44% increase in the period between November 2010 and October 2011, compared to the same period in 2009/2010, according to data from the Central Bank of Brazil. Regarding the North America BO, recovery of shipments was fueled by an increase in the region’s demand, especially from clients in the manufacturing and energy segments, as well as the decrease in the US unemployment rate. The PMI (Purchasing Managers Index) from the ISM - Institute for Supply Management, the main industrial production indicator in North America, reached 53.1 points in December 2011, considering that a rating of over 50 points indicates growth. On the other hand, the construction segment has remained below previous levels, presenting, however, a positive trend for non-residential construction, evidenced by the 8% increase in investments towards this construction segment during 4Q11, compared to 4Q10, according to data from the US Government Census Bureau. Regarding the Latin America BO, shipments increase for Argentina, Colombia and Peru reflect the good demand from the construction sectors in these countries. Shimpents in the Specialty Steel BO stabilized due to the high operating levels already reached, especially in the US.

•      Compared to 3Q11, consolidated shipments showed a slight decrease, even with the adequate seasonality of the period. Regarding the Brazil BO, the seasonal decrease recorded in the domestic market was completely offset by strong exports of semi-finished products during the period. Regarding the North America BO, shipments reached volumes above expectations for the period, considering that winter usually reduces construction rates.

Consolidated Shipments (1)

(1,000 tons)

(1) - Excludes shipments to subsidiaries

Operating Results by BO

Net Sales

Net Sales	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(R$ million)	2011	2010	4Q11/4Q10	2011	4Q11/3Q11	2011	2010	2011/2010
Brazil	3,217	3,048	6%	3,282	-2%	12,697	12,459	2%
Domestic Market	2,562	2,291	12%	2,789	-8%	10,351	10,441	-1%
Exports	655	757	-13%	493	33%	2,346	2,018	16%
North America	2,817	2,188	29%	2,676	5%	10,811	8,836	22%
Latin America (1)	1,169	863	35%	1,141	2%	4,383	3,487	26%
Specialty Steel	1,863	1,701	10%	1,868	0%	7,516	6,611	14%
Total	9,066	7,800	16%	8,967	1%	35,407	31,393	13%

(1) - Includes coke net sales

•      In 4Q11, consolidated net sales grew compared to 4Q10 (see table above), especially due to greater net sales per ton sold in all business operations. In the North America and Latin America BOs, the increase in net sales also derived from higher shipments sold. Additionally, in the Brazil BO, the increase in shipments for the domestic market contributed to greater net sales.

•      Compared to 3Q11, consolidated net sales were relatively stable. In the North America and Latin America BOs, the greater net sales per ton sold was partially offset by fewer shipments sold.

Cost of Goods Sold and Gross Margin

		4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
Cost of goods sold and gross margin		2011	2010	4Q11/4Q10	2011	4Q11/3Q11	2011	2010	2011/2010
Brazil	Net Sales (R$ million)	3,217	3,048	6%	3,282	-2%	12,697	12,459	2%
	Cost of goods sold (R$ million)	(2,638)	(2,602)	1%	(2,653)	-1%	(10,424)	(9,542)	9%
	Net Income (R$ million)	579	446	30%	629	-8%	2,273	2,917	-22%
	Gross margin (%)	18%	15%		19%		18%	23%
North America	Net Sales (R$ million)	2,817	2,188	29%	2,676	5%	10,811	8,836	22%
	Cost of goods sold (R$ million)	(2,601)	(2,006)	30%	(2,384)	9%	(9,682)	(7,998)	21%
	Net Income (R$ million)	216	182	19%	292	-26%	1,129	838	35%
	Gross margin (%)	8%	8%		11%		10%	9%
Latin America	Net Sales (R$ million)	1,169	863	35%	1,141	2%	4,383	3,487	26%
	Cost of goods sold (R$ million)	(1,010)	(793)	27%	(1,017)	-1%	(3,821)	(3,021)	26%
	Net Income (R$ million)	159	70	127%	124	28%	562	466	21%
	Gross margin (%)	14%	8%		11%		13%	13%
Specialty Steel	Net Sales (R$ million)	1,863	1,701	10%	1,868	0%	7,516	6,611	14%
	Cost of goods sold (R$ million)	(1,616)	(1,450)	11%	(1,574)	3%	(6,371)	(5,312)	20%
	Net Income (R$ million)	247	251	-2%	294	-16%	1,145	1,299	-12%
	Gross margin (%)	13%	15%		16%		15%	20%
Consolidated	Net Sales (R$ million)	9,066	7,800	16%	8,967	1%	35,407	31,393	13%
	Cost of goods sold (R$ million)	(7,865)	(6,851)	15%	(7,628)	3%	(30,298)	(25,873)	17%
	Net Income (R$ million)	1,201	949	27%	1,339	-10%	5,109	5,520	-7%
	Gross margin (%)	13%	12%		15%		14%	18%

•      In the comparison between 4Q11 and 4Q10, the higher cost of goods sold on a consolidated basis mainly reflects higher costs in raw materials. Additionally, the increase in consolidated gross margin (see table above), particularly regarding the Brazil and Latin America BOs, derives from the increase in net sales per ton sold in all business operations. In the Brazil and Latin America BOs, the greater net sales per ton sold exceeded costs of raw materials, thus improving the gross margin. In Brazil, this event was evidenced by export activities. On the other hand, in the Specialty Steel BO, greater costs in raw materials exceeded greater net sales per ton sold, thus decreasing the gross margin.

•      On a consolidated basis, in the comparison between 4Q11 and 3Q11, gross margin decreased by two percentage points, mainly due to the fewer shipments sold in virtually all business operations, attributed to the season of the period, which resulted in a smaller dilution of fixed costs. Additionally, in the North America BO, the gross margin was affected by costs related to scheduled maintenance downtime. On the other hand, in the Latin America BO, greater international prices offset the decrease in shipments sold and contributed to increasing the gross margin.

Selling, general and administrative expenses

SG&A	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(R$ million)	2011	2010	4Q11/4Q10	2011	4Q11/3Q11	2011	2010	2011/2010
Selling expenses	158	157	1%	150	5%	604	552	9%
General and administrative expenses	484	472	3%	441	10%	1,798	1,806	0%
Total	642	629	2%	591	9%	2,402	2,358	2%
Net Sales	9,066	7,800	16%	8,967	1%	35,407	31,393	13%
% of net sales	7%	8%		7%		7%	8%

•      Selling, general and administrative expenses as a percentage of the net sales remained stable in all comparison periods.

Equity Income

•      The jointly controlled entities and associated companies, whose results are calculated using the equity method, recorded shipments of 259,000 tons of steel in 4Q11, based on their respective equity interests, resulting in net sales of R$ 402 million.

•      Based on the lower performance of associate companies and jointly controlled entities, due to greater costs and expenses, the equity income was negative at R$ 22 million in 4Q11, compared to negative R$ 15 million in 4Q10 and positive R$ 5 million in 3Q11.

EBITDA

Consolidated EBITDA composition (1)	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(R$ million)	2011	2010	4Q11/4Q10	2011	4Q11/3Q11	2011	2010	2011/2010
Net Income	472	420	12%	713	-34%	2,098	2,457	-15%
Net financial result	82	184	-55%	58	41%	528	685	-23%
Provision for IR and CS	15	71	-79%	6	150%	253	502	-50%
Depreciation and amortizations	456	476	-4%	438	4%	1,772	1,893	-6%
Reversal/losses due to non-recoverability of assets	—	(336)	—	—	—	—	(336)
EBITDA	1,025	815	26%	1,215	-16%	4,651	5,201	-11%
EBITDA Margin	11%	10%		14%		13%	17%

(1) Encompasses the results of associated companies and subsidiaries according to the equity accounting method.

Note: EBITDA is not a method used in accounting practices, does not represent cash flow for the respective periods and should not be considered as an alternative to cash flow as an indicator of liquidity. EBITDA is not standardized and therefore cannot be compared with that of other companies.

Reconciliation of consolidated EBITDA	4th Quarter	4th Quarter	3rd Quarter	Fiscal Year	Fiscal Year
(R$ million)	2011	2010	2011	2011	2010
EBITDA (1)	1,025	815	1,215	4,651	5,201
Depreciation and amortizations	(456)	(476)	(438)	(1,772)	(1,893)
Reversal/losses due to non-recoverability of assets	—	336	—	—	336
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES (2)	569	675	777	2,879	3,644

(1) Non-accounting measurement adopted by the Company

(2) Accounting measurement disclosed in consolidated Statements of Income

EBITDA (R$ million)	EBITDA Margin (%)

		4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
EBITDA per Business Operation		2011	2010	4Q11/4Q10	2011	4Q11/3Q11	2011	2010	2011/2010
Brazil	EBITDA (R$ million)	479	383	25%	521	-8%	1,884	2,709	-30%
	EBITDA Margin (%)	15%	13%		16%		15%	22%
North America	EBITDA (R$ million)	187	136	38%	306	-39%	1,177	789	49%
	EBITDA Margin (%)	7%	6%		11%		11%	9%
Latin America	EBITDA (R$ million)	109	48	127%	88	24%	437	419	4%
	EBITDA Margin (%)	9%	6%		8%		10%	12%
Specialty Steel	EBITDA (R$ million)	250	248	1%	300	-17%	1,153	1,284	-10%
	EBITDA Margin (%)	13%	15%		16%		15%	19%
Consolidated	EBITDA (R$ million)	1,025	815	26%	1,215	-16%	4,651	5,201	-11%
	EBITDA Margin (%)	11%	10%		14%		13%	17%

•      Consolidated EBITDA (net income before interest, tax, depreciation, and amortization), also known as operating cash flow, increased in 4Q11 compared to 4Q10, consequently increasing the EBITDA margin (see tables above), due to the same factors explained above (see items “Cost of Goods Sold and Gross Margin” and “Equity Income”).

•      In the Brazil BO, which accounted for 47% of the consolidated EBITDA in the period, the increase in net sales per ton sold in exports was greater than the increase in raw material costs, therefore increasing the EBITDA margin. The North America BO accounted for 18% of the consolidated EBITDA, recording an EBITDA margin slightly higher, compared to 4Q10. In the Special Steel BO, which accounted for 24% of the EBITDA in 4Q11, the lower EBITDA margin derives mainly from higher raw material costs, which outpaced the increase in net sales per ton sold. In the Latin America BO, which accounted for the remaining 11% of the consolidated EBITDA, the increase in the EBITDA margin compared to the gross margin stems from the lower equity income result.

•      On a consolidated basis, the absolute value of EBITDA and the corresponding margin for 4Q11, compared to 3Q11, were reduced mainly due to the fewer shipments sold in virtually all business operations, attributed to the season of the period, which resulted in a smaller dilution of fixed costs.

Financial result

Financial result	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(R$ million)	2011	2010	4Q11/4Q10	2011	4Q11/3Q11	2011	2010	2011/2010
Financial revenue	132	74	78%	159	-17%	456	296	54%
Financial expenses	(231)	(266)	-13%	(230)	0%	(971)	(1,098)	-12%
Exchange variation, net	14	2	600%	12	17%	52	104	-50%
Gains (losses) with financial instruments, net	3	6	-50%	1	200%	(65)	13	—
Financial result	(82)	(184)	-55%	(58)	41%	(528)	(685)	-23%

•      Compared to 4Q10, financial income and expenses in 4Q11 were positively affected by the public share offering concluded on April 18, 2011. Part of the offering’s proceeds was used for debt prepay, which led to a reduction in the financial expenses, while the remaining balance was held in cash, resulting in higher financial income.

•      It is important to emphasize that, pursuant to IFRS standards, the Company has assigned most of the debt in foreign currency acquired by companies in Brazil as a hedge for a portion of investments in subsidiaries abroad. As a result, the effects from foreign currency variations on such debts are recognized as shareholders’ equity, drastically mitigating the impact on the Company’s financial result.

Net Income

Net Income	4th Quarter	4th Quarter	Variation	3rd Quarter	Variation	Fiscal Year	Fiscal Year	Variation
(R$ million)	2011	2010	4Q11/4Q10	2011	4Q11/3Q11	2011	2010	2011/2010
Income before taxes (1)	487	491	-1%	719	-32%	2,351	2,959	-21%
Income tax and social contribution	(15)	(71)	-79%	(6)	150%	(253)	(502)	-50%
Consolidated net income (1)	472	420	12%	713	-34%	2,098	2,457	-15%

(1) Encompasses the results of associated companies and subsidiaries according to the equity accounting method.

•      On a consolidated basis, income before taxes in 4Q11 remained stable compared to 4Q10, despite the increase in operating results recorded in the last quarter of 2011. If it weren’t for the reversal of losses due to the non-recoverability of assets in 4Q10 in the amount of R$ 336 million (R$ 208 million net of taxes), the income before taxes and the consolidated net income would have increased by 214% and 123%, respectively.

•      Compared to 3Q11, consolidated net income decreased due to the lower operating result recorded in 4Q11, mainly influenced by the period’s season.

Dividends

•      Based on the results recorded in 4Q11, Metalúrgica Gerdau S.A. and Gerdau S.A approved the payment of the minimum mandatory dividend for the fiscal year of 2011, as provided below:

•          Payment date: March 8, 2012

•          Record date: shareholding position on February 27, 2012

•          Ex-dividend date: February 28, 2012

•          Metalúrgica Gerdau S.A.

•          R$ 44.7 million (R$ 0.11 per share)

•          Gerdau S.A.

•          R$ 136.4 million (R$ 0.08 per share)

•      In 2011, Metalúrgica Gerdau S.A. and Gerdau S.A. deliberated R$ 224 million (R$ 0.55 per share) and R$ 597 million (R$ 0.35 per share), respectively, in the form of dividends and/or interests on capital stock.

Investments

•      In 4Q11, investments in fixed assets totaled R$ 674 million. Of this amount, 75% was allocated to Brazilian units, and the remaining 25%, to units in other countries. In 2011, investments totaled R$ 2.0 billion.

•      Investments in fixed asset planned for the period between 2012 and 2016 are estimated at R$ 10.3 billion, of which approximately 70% was allocated to Brazilian units, including both strategic and maintenance investments, as shown in the following table:

Investment Plan - Main Projects	Location	Additional production capacity (1,000 t)	Start-up
Brazil BO
Flat steel rolling (heavy plates and coiled hot-rolled strips) at Açominas Mill in Minas Gerais	Brazil	1,900	2012/2013
Expansion of mining operations capacity to 7 million tons	Brazil	—	2012
Rebar fabricating and ready-to-use steel product units	Brazil	—	2013
Wire rod and rebar rolling mill at Cosigua in Rio de Janeiro(1),(2)	Brazil	600	2013
North America BO
Reheating furnace at Calvert City, Kentucky	USA	—	2012
Increase in crude steel capacity at Midlothian mill - Texas	USA	200	2014
Increase in rolling capacity at Midlothian mill - Texas	USA	100	2014
Latin America BO
Port facilities (for coal and coke shipments)	Colombia	—	2012
Expansion of rollers at Tuta and Tocancipá mills	Colombia	80	2012
Rebar and light commercial profile rolling in Guatemala(3)	Guatemala	200	2012/2013
Specialty Steel BO
New continuous slab casting unit with production capacity increase at Monroe Mill - Michigan	USA	200	2012
Expansion of crude steel, long steel products and finishing capacities (at 2 different mills)(2)	USA	300	2014
Specialty steel and rebar rolling mill, sintering, coke plant and power generation(3)	India	300	2012/2013
Specialty steel rolling mill at Pindamonhangaba Mill in São Paulo	Brazil	500	2012
New continuous casting and reheating furnace at Pindamonhangaba in São Paulo	Brazil	—	2013
Expansion of rolling capacity at Mogi das Cruzes Mill in São Paulo	Brazil	60	2012

(1) To meet this rolling capacity, one of the electric furnaces in the melt shop will be recommissioned.

(2) Investment with approval in stages.

(3) This capacity is not included in the consolidated figures since it is a jointly-controlled entity.

Working capital and cash conversion cycle

•      In December 2011, the cash conversion cycle (working capital divided by daily net sales in the quarter) decreased by four days compared to September 2011, due to the decrease in working capital stemming from lower operating activities in the period, as well as a slight increase in net sales

Financial Liabilities

Indebtedness
(R$ million)	12/31/2011	12/31/2010
Current	1,757	1,693
Local currency (Brazil)	821	703
Foreign currency (Brazil)	243	169
Companies abroad	693	821
Non-current	11,927	12,977
Local currency (Brazil)	2,383	2,623
Foreign currency (Brazil)	6,462	5,656
Companies abroad	3,082	4,698
Gross debt	13,684	14,670
Cash, cash equivalents and financial investments	4,578	2,204
Net debt	9,106	12,466

•      The reduction of net debt (gross debt minus cash) by 27% on December 31, 2011 in comparison with December 31, 2010 is mainly due to the public offering of R$ 3.6 billion concluded in April 2011.

•      In turn, cash position (cash, cash equivalents, and financial investments) more than doubled during this period. Of this cash, 22% was retained by Gerdau companies abroad, mainly in US dollars.

•      On December 31, 2011, the gross debt composition was: 23% in Brazilian Real, 49% in foreign currency contracted by companies in Brazil, and 28% in several currencies contracted by subsidiaries abroad. Of this total, 13% was short-term and 87% was long-term debt. When compared to December 31, 2010, the gross debt decreased by 7%, mainly due to pre-payment of debts totaling R$ 2.1 billion, partially offset by the depreciation of the Real by 13% during the comparison period over the portion of the debt expressed in US dollars.

•      On December 31, 2011, the weighted average nominal cost of gross debt was 6.2%, with 8.1% for the amount denominated in Brazilian Real, 5.7% plus exchange variation for the amount denominated in US Dollars contracted by companies in Brazil, and 5.8% for the portion contracted by subsidiaries abroad.

Gross debt

(R$ billion)

•      On December 31, 2011, the debt payment schedule, including debentures, was as follows:

Current	R$ million
1st quarter 2012	447
2nd quarter 2012	383
3rd quarter 2012	376
4th quarter 2012	551
Total	1,757

Non-current	R$ million
2013	1,727
2014	1,173
2015	518
2016 onwards	8,509
Total	11,927

•      On December 31, 2011, the main debt indicators were as follows:

Indicators	12/31/2011	12/31/2010
Gross debt / Total capitalization (1)	34%	42%
Net debt / Total capitalization (2)	25%	38%
Gross debt / EBITDA (3)	2.9x	2.8x
Net debt / EBITDA (3)	2.0x	2.4x
EBITDA (3) / Financial expenses (3)	4.3x	4.6x
EBITDA (3) / Net financial expenses (3)	7.4x	6.2x

1) Total capitalization = shareholders’ equity + gross debt

2) Total capitalization = shareholders’ equity + net debt

3) Over the last 12 months

•      In the beginning of December 2011, Moody’s assigned the Investment Grade rating “Baa3” for all of Gerdau’s ratings, with a stable perspective. According to Moody’s, the rating assigned to Gerdau reflects the successful issuance of shares on April 2011, through which Gerdau raised R$ 3.6 billion, in addition to the improved liquidity position and leverage decrease. From a strategic point of view, current investments self-sufficiency regarding key inputs, especially iron ore, should improve Gerdau’s margins and overall competitiveness on the short and medium terms. A potential monetization of iron ore assets may benefit the company’s liquidity. With the upgrade from Moody’s, Gerdau currently has the Investment Grade of three of the most renowned Rating agencies in the capital market: Fitch Ratings, Moody’s and Standard & Poor’s.

Corporate Governance

ISE - Corporate Sustainability Index

•      In November 2011, for the sixth consecutive year, Metalúrgica Gerdau S.A. and Gerdau S.A. were selected to comprise the ISE - Índice de Sustentabilidade Empresarial [Corporate Sustainability Index] portfolio of BM&FBOVESPA. Companies which participate in the index are benchmarks of best social responsibility and corporate sustainability practices, and are part of the select group of participants in an extremely important indicator of the Brazilian stock market

Apimec Meeting

•      In November, Gerdau held an Apimec Sul Meeting in Porto Alegre, attended by 115 participants.

World Steel Association Award for safety practices

•      In recognition of its safety practices, Gerdau was awarded the “Safety and Health Excellence Recognition 2011” by the World Steel Association, in October 2011. The Company was acknowledged by the “Path of Liquid Steel” project, whose purpose is to ensure compliance with all safety procedures during liquid steel fusion, refinery and transportation activities. The award was granted during the 45th annual meeting held by the organization, which gathers the major steel companies, and was held between October 9 and 12, in Paris, France.

Buyback Program

•      With the goal of complying with the Long Term Incentive Program, the Company implemented a buyback program of 2.7 million preferred shares in January 2012, of which 1.4 million were under American Depositary Receipts - ADRs, at an average cost of R$ 16.68 per share.

MANAGEMENT

This document contains forward-looking statements. Such statements are based on estimates, information or methods that may be incorrect or inaccurate and may not come to be. These estimates are also subject to risk, uncertainties, and assumptions that include, among other factors: general economic, political, and commercial conditions in Brazil and in the markets where we operate, as well as current and future government regulations. Potential investors are hereby warned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. The company does not assume and expressly waives any obligation to update any of these estimates, which are only applicable on the date in which they were created.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2011 and 2010

In thousands of Brazilian reais (R$)

	2011	2010
CURRENT ASSETS
Cash and cash equivalents	1,476,599	1,061,034
Short-term investments
Held for Trading	3,095,359	1,105,902
Available for sale	6,290	9,559
Trade accounts receivable - net	3,602,748	3,153,027
Inventories	8,059,427	6,797,785
Tax credits	815,983	586,056
Unrealized gains on derivatives	140	783
Other current assets	262,603	231,798
	17,319,149	12,945,944

NON-CURRENT ASSETS
Available for sale securities	—	26,797
Tax credits	389,035	401,222
Deferred income taxes	1,547,967	1,579,011
Related parties	111,955	35,037
Unrealized gains on derivatives	—	5,529
Judicial deposits	713,480	493,502
Other non-current assets	201,989	177,143
Prepaid pension cost	533,740	437,072
Advance for capital increase in jointly-controlled entity	65,254	—
Investments in associates and jointly-controlled entities	1,355,291	1,264,520
Other investments	19,366	19,002
Goodwill	9,155,789	8,158,098
Other Intangibles	1,273,708	1,176,823
Property, plant and equipment, net	17,295,071	16,171,560
	32,662,645	29,945,316

TOTAL ASSETS	49,981,794	42,891,260

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

as of December 31, 2011 and 2010

In thousands of Brazilian reais (R$)

	2011	2010
CURRENT LIABILITIES
Trade accounts payable	3,212,163	1,783,274
Short-term debt	1,715,305	1,577,968
Debentures	41,688	115,069
Taxes payable	591,983	524,967
Payroll and related liabilities	617,432	475,237
Dividends payable	136,391	90,289
Environmental liabilities	31,798	29,191
Unrealized losses on derivatives	314	—
Other current liabilities	429,927	425,905
	6,777,001	5,021,900

NON-CURRENT LIABILITIES
Long-term debt	11,182,290	12,360,056
Debentures	744,245	616,902
Related parties	6	722
Deferred income taxes	1,858,725	2,270,849
Unrealized losses on derivatives	5,013	92,476
Provision for tax, civil and labor liabilities	907,718	645,375
Environmental liabilities	36,621	42,902
Employee benefits	1,089,784	834,471
Put options on non-controlling interests	533,544	516,706
Other non-current liabilities	327,044	341,286
	16,684,990	17,721,745

EQUITY
Capital	19,249,181	15,651,352
Treasury stocks	(237,199)	(161,405)
Legal reserve	407,615	307,329
Stock option	36,339	22,700
Other reserves	(701,399)	(1,884,002)
Retained earnings	6,242,932	5,534,468
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	24,997,469	19,470,442

NON-CONTROLLING INTERESTS	1,522,334	677,173

EQUITY	26,519,803	20,147,615

TOTAL LIABILITIES AND EQUITY	49,981,794	42,891,260

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	for the three months period ended		for the years ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

NET SALES	9,065,801	7,799,844	35,406,780	31,393,209

Cost of sales	(7,864,563)	(6,851,087)	(30,298,232)	(25,873,476)

GROSS PROFIT	1,201,238	948,757	5,108,548	5,519,733

Selling expenses	(157,910)	(156,507)	(603,747)	(551,547)
General and administrative expenses	(484,163)	(472,368)	(1,797,937)	(1,805,914)
Reversal of impairment of assets	—	336,346	—	336,346
Other operating income	35,493	64,465	195,015	207,320
Other operating expenses	(3,319)	(30,617)	(85,533)	(100,840)
Equity in earnings of unconsolidated companies	(22,215)	(15,374)	62,662	39,454

NET INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	569,124	674,702	2,879,008	3,644,552

Financial income	132,196	73,916	455,802	295,563
Financial expenses	(231,119)	(265,961)	(970,457)	(1,097,633)
Exchange variations, net	14,384	2,599	51,757	104,364
Gain and losses on derivatives, net	2,556	5,761	(65,438)	12,392

NET INCOME BEFORE TAXES	487,141	491,017	2,350,672	2,959,238

Income and social contribution taxes
Current	2,185	(64,967)	(519,843)	(642,306)
Deferred	(17,732)	(6,393)	266,747	140,447

NET INCOME	471,594	419,657	2,097,576	2,457,379

ATTRIBUTED TO:
Owners of the parent	438,802	369,024	2,005,727	2,142,488
Non-controlling interests	32,792	50,633	91,849	314,891
	471,594	419,657	2,097,576	2,457,379

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOW

for the years ended December 31, 2011 and 2010

In thousands of Brazilian reais (R$)

	2011	2010

Cash flows from operating activities
Net income for the year	2,097,576	2,457,379
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	1,771,881	1,893,074
Reversal of impairment of assets	—	(336,346)
Equity in earnings of unconsolidated companies	(62,662)	(39,454)
Exchange variation, net	(51,757)	(104,364)
Losses (Gains) on derivatives, net	65,438	(12,392)
Post-employment benefits	15,882	82,611
Stock based remuneration	13,974	18,629
Income tax	253,096	501,859
Losses (Gains) on disposal of property, plant and equipment and investments	21,006	(20,532)
Gains on available for sale securities	(28,073)	—
Allowance for doubtful accounts	42,980	16,018
Provision for tax, labor and civil claims	261,024	199,092
Interest income on investments	(265,766)	(174,622)
Interest expense on loans	828,106	919,594
Interest on loans with related parties	(4,388)	—
Provision for net realisable value adjustment in inventory	56,999	50,526
Reversal of net realisable value adjustment in inventory	(122,877)	(50,634)
	4,892,439	5,400,438
Changes in assets and liabilities:
Increase in trade accounts receivable	(203,041)	(660,891)
Increase in inventories	(681,604)	(1,160,419)
Increase in trade accounts payable	1,121,433	110,358
(Increase) Decrease in other receivables	(415,192)	176,403
Decrease in other payables	(127,854)	(168,962)
Distributions from jointly-controlled entities	61,150	68,647
Purchases of trading securities	(6,113,717)	(712,204)
Proceeds from maturities and sales of trading securities	4,384,832	2,423,597
Cash provided by operating activities	2,918,446	5,476,967

Interest paid on loans and financing	(726,360)	(796,799)
Income and social contribution taxes paid	(482,068)	(541,048)
Net cash provided by operating activities	1,710,018	4,139,120

Cash flows from investing activities
Additions to property, plant and equipment	(1,961,379)	(1,288,769)
Proceeds from sales of property, plant and equipment, investments and other intangibles	11,473	19,269
Additions to other intangibles	(141,666)	(94,598)
Advance for capital increase in jointly-controlled entity	(74,785)	—
Payment for business acquisitions, net of cash of acquired entities	—	(283,110)
Purchases of available for sale securities	(723,285)	(1,371,835)
Proceeds from sales of available for sale securities	778,484	1,415,981
Net cash used in investing activities	(2,111,158)	(1,603,062)

Cash flows from financing activities
Capital increase	3,874,329	—
Purchase of own shares	(78,094)	(38,705)
Dividends and interest on capital paid	(550,706)	(1,018,488)
Payment of loans and financing fees	(25,530)	(4,562)
Proceeds from loans and financing	1,378,637	3,885,937
Repayment of loans and financing	(3,781,247)	(3,453,158)
Intercompany loans, net	(90,325)	39,344
Payment for acquisition of additional interest in subsidiaries	—	(2,908,969)
Net cash provided by /(used in) financing activities	727,064	(3,498,601)

Exchange variation on cash and cash equivalents	89,641	(68,367)

Increase (Decrease) in cash and cash equivalents	415,565	(1,030,910)
Cash and cash equivalents at beginning of year	1,061,034	2,091,944
Cash and cash equivalents at end of year	1,476,599	1,061,034